SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  Carson, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   145845-10-3
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                                 (CUSIP number)

                                 Robert H. Stone
             M & A Investments, Inc. and NII Health Care Corporation
                    5910 North Central Expressway, Suite 1780
                               Dallas, Texas 75206
                                 (214) 365-7453
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 16, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     SCHEDULE 13D

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          CUSIP No. 145845-10-3                                                   Page 2 of 5 Pages
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
         1             NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                       PERSON:                                                            M & A Investments, Inc.
                                                                                            Tax Id No. 75-2521295

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         2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [ ]
                                                                                                        (b)  [X]

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         3             SEC USE ONLY

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         4             SOURCE OF FUNDS:                                                                        OO

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         5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
                       2(e)                                                                                  [__]

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         6             CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware


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NUMBER OF
                                 7       SOLE VOTING POWER:                                             1,359,690
SHARES
                                 -----------------------------------------------------------------------------------
BENEFICIALLY
                                 8       SHARED VOTING POWER:                                                   0
OWNED BY
                                 -----------------------------------------------------------------------------------
EACH
                                 9       SOLE DISPOSITIVE POWER:                                        1,359,690
REPORTING
                                 -----------------------------------------------------------------------------------
PERSON WITH
                                10       SHARED DISPOSITIVE POWER:                                              0


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        11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                     1,359,690


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        12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [__]


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        13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  9.07%


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        14             TYPE OF REPORTING PERSON:                                                               CO


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
                                                     SCHEDULE 13D

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          CUSIP No. 145845-10-3                                                   Page 3 of 5 Pages
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         1             NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                       PERSON:                                                        NII Health Care Corporation
                                                                                            Tax Id No. 75-2521298

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         2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [ ]
                                                                                                        (b)  [X]


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         3             SEC USE ONLY

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         4             SOURCE OF FUNDS:                                                                        00

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         5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
                       2(e)                                                                                  [__]
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         6             CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware

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NUMBER OF
                                 7       SOLE VOTING POWER:                                               372,000
SHARES
                                 -----------------------------------------------------------------------------------
BENEFICIALLY
                                 8       SHARED VOTING POWER:                                                   0
OWNED BY
                                 -----------------------------------------------------------------------------------
EACH
                                 9       SOLE DISPOSITIVE POWER:                                          372,000
REPORTING
                                 -----------------------------------------------------------------------------------
PERSON WITH
                                10       SHARED DISPOSITIVE POWER:                                              0

--------------------------------------------------------------------------------------------------------------------
        11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                      372,000

--------------------------------------------------------------------------------------------------------------------
        12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [__]


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        13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  2.48%


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        14             TYPE OF REPORTING PERSON:                                                               CO

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

                                  SCHEDULE 13D
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CUSIP No. 145845-10-3                                        Page 4 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) M & A Investments, Inc. ("M&A"). M&A has exercised its right, pursuant to the Amendment to Supplementary Agreement, dated October 3, 1996 (the "Amendment"), between M&A and DNL Group, L.L.C. ("DNL"), the general partner of DNL Partners, Limited Partnership (the "Partnership"), to request that DNL cause the distribution to M&A of shares of the capital stock of Carson, Inc. (the "Issuer") in an amount representing the constructive interest in the Issuer held by M&A through its interest in the Partnership. As a result of this request, on November 16, 1998 M&A received, and as of the date of this Amendment No. 1, beneficially owns, 1,359,690 shares of Class A Common Stock, par value $.01 per share ("Common Stock"), of the Issuer.

         NII Health Care Corporation ("NIIHCC"). As of the date of this Amendment No. 1, NIIHCC beneficially owns 372,000 shares of Common Stock.

         Based on a total of 14,987,784 shares of the Issuer's Class A, Class B and Class C Common Stock outstanding as of November 1, 1998, as set forth in the Issuer's Form 10-Q dated as of September 30, 1998, (i) M&A may be deemed to beneficially own approximately 9.07% of outstanding Common Stock and (ii) NIIHCC may be deemed to beneficially own approximately 2.48% of outstanding Common Stock.

         (b) M&A has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares beneficially owned by M&A described in subsection (a) of this Item 5, and NIIHCC has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares beneficially owned by NIIHCC described in subsection (a) of this Item 5.

         (c) Except as described in subsection (a) of this Item 5, no transaction in Common Stock was effected during the past sixty days by M&A or NIIHCC.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         M&A and NIIHCC do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any Common Stock

                                  SCHEDULE 13D

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CUSIP No. 145845-10-3                                        Page 5 of 5 Pages
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owned by M&A and NIIHCC, finder's fees, joint ventures, guarantees or profits or loss, or the giving or withholding of proxies, except with respect to certain registration rights of M&A as set forth in Section 1 of the Amendment, a copy of which was attached as Exhibit C to the Schedule 13D filed by M&A and NIIHCC on January 8, 1998.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 19, 1998


                                     M & A INVESTMENTS, INC.

                                     By: /s/ Grady E. Schleier
                                         -----------------------------------
                                         Grady E. Schleier
                                         Vice President




                                     NII HEALTH CARE CORPORATION

                                     By: /s/ Robert H. Stone
                                         -----------------------------------
                                         Robert H. Stone
                                         Vice President